

August 13, 2010

Ronald Davis
President
OICco Acquisition III, Inc.
4412 8th St. SW
Vero Beach, FL 32968

      Re: OICco Acquisition III, Inc.
              Registration Statement on Form S-1
              Filed July 16, 2010
              File No. 333-168185

Dear Mr. Davis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that three companies with names similar to the company's—OICco Acquisition I, Inc., OICco Acquisition II, Inc., and OICco Acquisition IV, Inc.— have filed registration statements on Form S-1 seeking to register blank-check offerings by the companies and their sole selling shareholders. See Form S-1 (file no. 333-162084), Form S-1 (file no. 333-165686), and Form S-1 (file no. 333-165760). We note further that these entities have the same counsel, auditor, and principal business address as OICco Acquisition III, Inc., and that your sole officer, director and shareholder Ronald Davis is also the sole officer, director and shareholder of OICco Acquisition II and OICco Acquisition IV. Please explain to us in your response letter, with a view toward disclosure, the nature of your relationships with OICco Acquisition I, OICco Acquisition II, and OICco Acquisition IV, Inc., including whether you have any agreement or arrangement

with these entities or their affiliates relating to pursuit of a potential business combination or otherwise. Please file any such agreements or written descriptions of any oral agreements as exhibits to your registration statement.

Prospectus Cover Page, page 3

2.   Please disclose on your cover page, as you have done elsewhere in the filing, the fixed price at which the selling shareholder will offer and sell his securities for the duration of the offering.

3.   As you are aware, you are required to comply with Rule 419 for the offering by the company as well as for the resale offering by Mr. Davis. See Regulation S-K Compliance and Disclosure Interpretation 616.02. We note in this regard that you state on page 7 that proceeds from any sale of shares held by Mr. Davis will be held in the escrow account. Please add disclosure on the cover page and elsewhere as appropriate to clarify that the resale offering is subject to the requirements of Rule 419 and that the proceeds from the resale of shares held by Mr. Davis will be deposited in the escrow account. In addition, please disclose whether the shares held by Mr. Davis will be deposited in the escrow account. Please file as an exhibit any agreement under which Mr. Davis has agreed to deposit his securities and any proceeds from the sale of the securities in escrow, and disclose how the selling shareholder is being required to comply with Rule 419 and the terms of the offering.

4.   Further to the above comment, we note that Mr. Davis is not a party to the escrow agreement filed as Exhibit 99b in his capacity as a selling shareholder. Revise the escrow agreement to include the selling shareholder as a party and to provide that he is subject to the applicable provisions of Rule 419. Alternatively, tell us, if it is your belief, how you determined that he is not required to be party to the agreement. Please see Rule 419(b)(4).

5.   The third paragraph on this page states that the proceeds from the sale of shares in this offering "will be payable to OICco Acquisition III, Inc." We note that the subscription agreement filed as Exhibit 99a instructs investors to make checks payable to an account by this same name. However, disclosure on pages 7 and 17 states that the proceeds shall be payable by check to "ClearTrust LLC fbo OICco Acquisition I, Inc." Please revise to ensure that the name of the account to which subscription proceeds will be applied is consistent and accurate throughout your filing and applicable agreements. Please also confirm supplementally, if accurate, that proceeds from the offering for OICco Acquisition III will be held in a separate, designated escrow account and will not be held in the same account with proceeds from other offerings, such as offerings by other OICco entities.

6.   We note the following statements in the third paragraph on this page:

   •   "All subscription funds will be held in escrow by Clear Trust LLC at Synovus

Bank in a non-interest bearing Account [sic] pending the achievement of the Minimum Offering and no funds shall be released to OICco Acquisition III, Inc. until such a time as the minimum proceeds are raised;" and

- "If the minimum offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees."

Please indicate the percentage of escrowed funds, if any, that may be released to the company once the minimum proceeds are raised, and advise how the release of such funds is consistent with the requirements of Rule 419(b). Please also ensure that the above-referenced statements are consistent with the disclosure on page 7 that states that "[a]ll subscription funds will be held in escrow pending the achievement of the Minimum Offering after which no funds shall be released to OICco Acquisition III, Inc. until such a time as the escrow conditions are met… other than 10% which may only be released to OICco upon completion of the offering."

7. Please revise the fourth paragraph on this page that begins, "The offering may terminate…" to clarify, if accurate and as disclosed elsewhere in your filing, that the extension of the offering to which you refer is limited to an additional 180 days.

8. Your prospectus cover page and summary should be written in plain English. In this regard, we note that the sixth paragraph on your cover page and the fifth paragraph on page 7 each provide a legalistic recitation of certain elements of Rule 419 that makes the substance of the disclosure difficult to understand. Please revise to provide a clear and concise explanation of the legal provisions you reference, avoiding legal jargon and focusing on the information that is material to an understanding of the offering and escrow arrangements. You may wish to provide a cross-reference to a more detailed discussion of blank check companies and Rule 419 elsewhere in the filing. See Rule 421 under the Securities Act and Item 501(b)(8)(iii) of Regulation S-K. Replace vague and non-descriptive text such as references to "certain specified criteria" and "sufficient number of investors" with more meaningful disclosure. In this regard, we note that your disclosure on page 8 and the escrow agreement filed as Exhibit 99b provide that a proposed acquisition will be consummated only if investors having contributed 80% of the maximum offering proceeds elect to reconfirm their investments.

9. We note your disclosure in the sixth paragraph on this page that indicates that up to 10% of the deposited funds may be released from the escrow account prior to an acquisition pursuant to Rule 419. Clarify in this disclosure whether the 10% of funds to which you refer will be released only after the offering is completed, or alternatively, whether it may be released while the offering remains ongoing.

Summary Information and Risk Factors, page 6

10. You state that 90% of the net proceeds of the offering will be placed in escrow

"[u]pon completion of this offering." Rule 419(a)(2)(i) requires that the gross offering proceeds, after permissible deductions, must be deposited promptly into the escrow account. Accordingly, please revise to clarify that the net proceeds will be deposited promptly upon receipt, or advise.

The Company, page 6

11. Given that you appear to be registering for resale all of the shares of common stock held by Mr. Davis, please explain the references to a lock-up agreement in the fourth paragraph of this section and on page 20. Please file the lock-up agreement as an exhibit and note that we will need sufficient time to review this agreement prior to the requested effectiveness date. If you believe that the lock-up agreement is not required to be filed pursuant to paragraphs (b)(4) or (b)(10) of Regulation S-K, please provide us with a detailed analysis in support of your conclusion in this regard. In addition, if you do not intend to file the lock-up agreement as an exhibit, please supplementally provide us with a copy of the agreement for our review pursuant to Rule 418 under the Securities Act.

The Offering, page 7

12. We note your disclosure in the third paragraph of this section that you intend to deposit "stock certificates" that are "attributable" to your common stock into an escrow account. Please note that Rule 419 requires that the securities issued in a blank check offering be deposited in an escrow account, not merely the certificates attributable to the securities. Please advise us how depositing such stock certificates complies with Rule 419, or revise your disclosure accordingly.

13. We note your disclosure on page 7 that the "escrow holder will confirm with the sole officer and director of the company the amount held in escrow to determine if the minimum offering has been met." Please clarify how they will make this determination and when it will be made. Refer to Rule 10b-9 under the Exchange Act. Additionally, clarify the role of your sole officer and director in this determination process, and in particular describe the nature of the contemplated interaction of your officer and director with the escrow agent and/or bank with regards to determining whether the minimum offering condition has been satisfied.

Summary Financial Information

Statements of Operations Data, page 8

14. We note that the statement of operations data on page 8 is inconsistent with the audited statement of operations on page F-4. Specifically, we note that the statement of operations data reflects net income of $5,188 rather than net loss of $5,188 as reported on the audited statement of operations. Please amend your filing to include statement of operations data that is consistent with amounts reported in

your audited statement of operations.

Balance Sheet Data, page 9

15. We note that the balance sheet data on page 9 is inconsistent with the audited balance sheet on page F-3. Specifically, we note that the balance sheet data omits APIC from the calculation of total stockholders' equity. Please amend your filing to include balance sheet data that is consistent with amounts reported in your audited balance sheet.

Risk Factors, page 9

General

16. Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Many of your risk factor headings merely reference a condition or regulation applicable to the company, without referencing the associated risks. We note the following headings, as examples only: "Sole Officer and Director" and "Rule 419 Limitations." It is unclear from these and similar headings the risk or risks posed. Please expand your disclosure to ensure that each of your headings adequately describes the specific risk or risks that you are discussing in the text. In this regard, please consider using complete sentences as risk factor headings.

"No Audited Financial Statements Required Prior to Business Combination," page 10

17. You state that the company will not require the business combination target to provide audited financial statements until after the combination has been approved. Please explain to us, if it is your position, why you believe Rule 419(d) or (e) will not require audited financial statements of the target to be included in a post-effective amendment filed in connection with a probable or agreed-upon acquisition. If you believe that audited financial statements of the target will be required in the post-effective amendment only under certain circumstances, please explain. We note also that disclosure elsewhere in your filing, including on pages 3 and 7 as examples only, indicates that you will include audited financial statements of the acquisition candidate in the post-effective amendment that contains the reconfirmation offer pursuant to Rule 419(e).

"No Agreement for Business Combination or Other Transaction…," page 11

18. You indicate here and elsewhere in the filing that the company intends to pursue a business combination with a private entity. Such disclosure suggests that you intend to limit your search for a candidate for a business combination to private companies, yet you disclose on page 22 that you will not restrict your search to any specific kind of firms. Please revise to clarify this apparent inconsistency, or

advise.

"Continued Management Control, Limited Time Availability," page 11

19. You disclose that while seeking a business combination, management anticipates devoting "up to" ten hours a month to the business of the company. Please clarify whether there is a minimum amount of time management anticipates dedicating to the company during this period.

"Conflicts of Interest Officer and Director," page 11

20. This risk factor is not sufficiently detailed to provide meaningful disclosure. For example, you refer to your sole officer and director's unspecified "other business ventures" that may result in conflicts of interest relating to the company. Please revise to identify the other business ventures to which you refer, and to alert investors of the specific conflicts of interest your sole officer and director may have as a result of such other ventures. Explain how the risks posed by such conflicts of interest make an investment in your securities speculative or risky. See Item 503(c) of Regulation S-K. In particular, you should address conflicts of interest that may arise with respect to marketing the company's securities. In this regard, we again note that OICco Acquisition II, Inc. and OICco Acquisition IV, Inc., other companies that are controlled by Mr. Davis, have filed registration statements seeking to register blank check offerings.

    You should also address in a separately-captioned risk factor the conflicts of interest that may arise with respect to the identification of candidates for a business acquisition and the negotiation and consummation of acquisition agreements arising from the concurrent service of your sole officer and director as an officer or director of these and any other blank check companies. Provide a materially-complete description in an appropriate place in the filing of all material conflicts of interest that relate to OICco Acquisition III.

21. We note your disclosure that the company's board has adopted a resolution that prohibits the company from completing a business combination with "any entity in which management serves as officer, director or partner, or in which he or his family members own or hold any ownership interest." Please tell us whether Mr. Davis, as sole director, officer and shareholder, may change the policies and procedures of the registrant, including its policies related to conflicts of interest, following any sale of securities in this offering. If so, please tell us how changing such policies would be consistent with the disclosure provided in the registration statement regarding such policies. Provide appropriate disclosure throughout the registration statement.

22. We again note that your sole officer, director and shareholder Mr. Davis appears to be the sole officer, director and shareholder of OICco Acquisition II and OICco

Acquisition IV, each of which has filed a Form S-1 registration statement seeking to register a blank-check offering pursuant to Rule 419. In light of the foregoing, please explain your statement that Mr. Davis is not currently participating in any other blank check business ventures and revise your filing as appropriate.

"No Public Market for Company's Securities," page 12

23. Please expand this risk factor to state, as you indicate elsewhere in the prospectus, that other than pursuant to certain exceptions permitted by Rule 419, no trading in your common stock being offered will be permitted until the completion of a business combination meeting the requirements of Rule 419. See Rule 419(b)(3)(ii) and (e). Please similarly revise disclosure throughout your filing where you refer to future potential trading of the company's common stock, for example in your plan of distribution section on page 16 and your market price disclosure on page 21.

Dilution, page 15

24. We note that the decrease in investment to new shareholders as reported on page 15 is $0.09775 and $0.0955 under the minimum and maximum offering scenarios, respectively. Please tell us how you calculated these amounts considering the total offering price per share is $0.025 and the book value per share after the offering is $0.00225 and $0.0045 under the minimum and maximum offering scenarios, respectively.

Selling Shareholder, page 16

25. Please revise the statement that Mr. Davis "has been deemed" an underwriter to state clearly that he is an underwriter with respect to the offering being registered. Please revise similar references throughout the filing, including on page 17.

Plan of Distribution, page 16

26. We note your disclosure that Mr. Davis "must sell all of the shares of the new issue offering prior to sale of any shares held by him." Such disclosure appears to suggest that Mr. Davis is the seller of the shares offered by OICco Acquisition III, as opposed to the company's selling agent for such shares. Please revise accordingly. In addition, please specify, if accurate, that the maximum number of shares (2 million) offered by the company must be sold before any of the 8 million shares offered by Mr. Davis may be resold.

27. In addition, please tell us the source of the condition precedent to any sales of shares by Mr. Davis, and in particular the condition that his shares may not be sold before the shares offered by the company have been sold. File any written agreement or a description of any oral agreement as an exhibit. If there is no such agreement, please explain how you determined such an obligation is enforceable.

See Item 601(b)(1) of Regulation S-K. Provide risk factor disclosure as appropriate.

28. You state that, "Funds received by the sales agent in connection with sales of our securities will be transmitted immediately into a[n] escrow account until the minimum sales threshold is reached." Please revise this disclosure to clarify that the sales agent will receive, instead of "funds," checks payable to a specified account, as indicated elsewhere in your disclosure; or advise. In addition, clarify, if accurate, that other than the portion of the proceeds releasable pursuant to Rule 419, the net proceeds will continue to be deposited promptly into the escrow account, even after the minimum sales threshold is reached, until they are permitted to be released to the company or are required to be returned to investors, in each case pursuant to Rule 419. Ensure that you provide consistent and accurate disclosure to this effect throughout the filing.

29. Please provide a materially-complete description of the process that will be followed to determine when the "minimum offering is achieved" within the 180-day subscription period or the 180-day extension thereof. For example, clarify who will make this determination and whether the determination will be made based on funds actually collected in the escrow account and reflected in the records of the insured depository institution.

30. Please expand your statement at the top of page 17 regarding Mr. Davis's status as an underwriter of this offering to indicate that as such, he will be subject to the applicable prospectus-delivery and liability provisions of the Securities Act.

31. The fourth paragraph on page 17 is a mere recitation of certain requirements of Rule 419 and is not tailored to this offering. Please revise this paragraph to explain more specifically how the company and selling shareholder will conduct the offering being registered in accordance with Rule 419. As examples only, specify the type of securities being offered, the "certain specified criteria" an acquisition must meet under Rule 419, and the "sufficient number of investors" required to reconfirm their investment prior to release of escrow funds.

32. You indicate that the escrow agreement will remain in effect until either "a reconfirmation offering is completed or 18 months from the effectiveness of this registration, whichever event first occurs," at which point the escrow agreement will terminate. However, disclosure elsewhere in your filing and the escrow agreement indicate that the escrow agreement will remain in effect until the earlier of: (i) consummation of an acquisition meeting the requirements of Rule 419 (which requirements we note include that the reconfirmation offering be completed), or (ii) the passage of 18 months from the date of the prospectus without the consummation of such an acquisition. Please revise to ensure that disclosure with respect to the escrow arrangement is consistent and accurate here and throughout your filing.

33. Your plan of distribution disclosure does not appear to address the conditions pursuant to which the securities deposited into the escrow account will be released to investors. Please revise to provide this information.

34. You disclose that the fee of the escrow agent is $1,500. However, Section 4 of the escrow agreement filed as Exhibit 99b provides that the escrow agent fee is a percentage of the funds raised with a minimum fee of $1,500. Please revise as appropriate to ensure that the prospectus accurately describes the fee payable to the escrow agent.

Description of Business, page 20

35. Further to comment 11 above, please discuss the interaction between the terms of the lock-up letter agreement with your current shareholder and the terms of the escrow agreement. In this regard, we note that the escrow agreement filed as Exhibit 99b makes no mention of lock-up arrangements with respect to shares held by Mr. Davis. Please provide disclosure regarding the terms of the lock-up agreement where appropriate in your registration statement, including in the Plan of Distribution and Security Ownership of Certain Beneficial Owners and Management sections.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

General Business Plan, page 22

36. You state that the company's purpose is to acquire a target business that may "seek the perceived advantages of an Exchange Act registered corporation." Unless the company intends to register a class of securities under Section 12(g) of the Exchange Act in connection with the pending Form S-1, for example by filing a Form 8-A, it is not appropriate to indicate that the company will be "an Exchange Act registered corporation." If you mean to refer to the status of the company as one that upon effectiveness will be required to file periodic reports with the Commission for the period required by Item 15(d) of the Exchange Act, revise accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 25

General

37. We note the disclosure provided on page 27 relating to how your sole officer and director intends to market the securities of the various blank check companies with which he is involved, and how he will attempt to minimize the conflicts of interest arising from his multiple corporate affiliations in connection with locating and

consummating a business acquisition. Please preface this discussion with a separate "conflicts of interest" or similar subheading. In addition, ensure that you identify specifically all the "other business pursuits" with which Mr. Davis is involved. We note in this regard that there is no specific discussion in your management section of the other OICco entities controlled by Mr. Davis. For each listed entity with which he is involved, state the priority and preference that it has vis-à-vis OICco Acquisition III with respect to the presentation of business opportunities.

Background of Directors, Executive Officers, Promoters and Control Persons, page 26

38.   We note that you do not describe any experience Mr. Davis may have in identifying acquisition candidates for blank check companies. If Mr. Davis has no such experience, please state that clearly; otherwise describe his material experience. Make similar revisions throughout the prospectus, as appropriate. Disclosure regarding Mr. Davis's level of expertise should be clear and unambiguous.

39.   Please also disclose the specific experience, qualifications, attributes or skills of your sole director that led to the conclusion that he should serve as a director. Please refer to Item 401(e)(1) of Regulation S-K.

Involvement with Reporting and Public Companies, page 26

40.   Please reorganize your disclosure in this section to provide clear, consistent, and updated disclosure. Consider consolidating your disclosures with respect to each particular company discussed in this section. In this regard, we note the following disclosures:

   •   You state that Mr. Davis is currently the sole office and director of Bella Vaiggio, Inc., and that he spends approximately 20% of his time developing this business, but you subsequently state that as of April 23, 2010, Mr. Davis has resigned from his positions as president and director of Bella Viaggio.

   •   You state that Rangeford Resources, Inc. has not commenced business operations, but you subsequently state that Rangeford is in the process of acquiring various interests in oil and gas properties.

41.   You disclose that, "Mr. Davis' sole activity after June 30, 2010 will be limited to companies in which he has the principal and controlling position." As this date has now passed, please update this statement as appropriate.

42.   Please revise the references to your "officers and directors" in this section and elsewhere, if applicable, to reflect that you currently have only one officer and director.

43.   We note your disclosure on page 27 relating to the Oregon administrative order

entered against Mr. Davis in connection with his involvement with Caffe Diva Group, LTD. Please provide a separate subheading for this discussion. In addition, ensure that you provide materially-complete descriptive information that is fully responsive to the requirements of Item 401(f) of Regulation S-K with respect to Mr. Davis's involvement in these and any other legal proceedings within the past 10 years for which Item 401(f) disclosure is required. Clearly describe the Oregon Department of Commerce's conclusions of law provided in the order and the facts that gave rise to such conclusions, and state the amount of the fine levied, in each case to the extent material to an evaluation of the ability or integrity of your sole officer and director.

44.   Further, we note that the administrative order appears to provide for (among other terms) a ten-year prohibition against Mr. Davis from applying for an Oregon securities license, as well as a denial of his use of certain exemptions under Oregon securities law until further order. See "In the Matter of: Caffe' Diva Group, Ltd, Vista Consulting, New England International Surety, Ronald Davis, and Steve Bolen, Respondents," No. A-02-0005, Oregon Department of Commerce, Corporation Division, 2002 Ore. Sec. LEXIS 5, October 29, 2002. Please explain how the foregoing is consistent with your statement that Mr. Davis was banned from engaging in the securities business in Oregon for five (as opposed to ten) years. In addition, in light of the penalties provided for in the Oregon administrative order, revise your statement on page 20 under "Legal Proceedings" that Mr. Davis "has not been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities."

Security Ownership of Certain Beneficial Owners and Management, page 28

45.   Footnote 3 to the beneficial ownership table indicates that the 0% of your common stock that Mr. Davis will beneficially own following the offering assumes "the sale of the maximum amount of this offering (2,000,000 shares of common stock)." Please revise to indicate, as appears to be the case, that the 0% figure also assumes the resale of 8 million shares held by Mr. Davis covered by this registration statement.

Reports to Security Holders, page 29

46.   Please note that you will not be a "fully reporting" company unless you will be registering a class of securities under Section 12 of the Exchange Act. Unless you plan to do so, please revise your disclosure accordingly to inform investors of the limited nature of your reporting obligations and how those differ from those of a fully-reporting company. In addition, provide appropriate risk factor disclosure.

Part II

Item 13 – Other Expenses of Issuance and Distribution, page II-1

47.   We note your disclosure that although Mr. Davis has agreed to pay all costs and
      expenses of the offering for the company, there is no enforceable agreement to this
      effect. Please provide risk factor disclosure discussing the risks posed to the
      company and investors by the absence of an enforceable agreement in this regard as
      well as the potential that Mr. Davis may not pay the offering expenses.

Signatures, page II-4

48.   Your registration statement must be signed by your principal financial officer.
      Please note that any person who signs the form in more than one capacity must
      indicate each capacity in which he signs the form. Please revise. Refer to
      Instructions as to Signatures 1 and 2 of Form S-1.

Exhibit 5.1, Opinion of Harold Gewerter, Esq.

49.   The opinion states that counsel is "of the opinion that the Shares will upon the
      effectiveness of the registration and the issuance of the share (relating only to the
      2,000,000 shares to be issued by the Company under this registration) be duly and
      validly issued, duly authorized and are fully paid and non-assessable." This
      language is unclear. Please have counsel revise the opinion to state clearly
      (i) whether the 2 million shares being registered for sale by the company will be
      validly issued, fully paid and non-assessable upon the occurrence of conditions
      described in the opinion, and (ii) whether the 8 million shares being registered for
      sale by the selling shareholder are validly issued, fully paid and non-assessable.

50.   We note that the opinion has been rendered based on facts "as they presently exist."
      Please confirm that you will file a new opinion as close to the desired effective date
      as practicable or have counsel revise the opinion to remove this language that
      suggests that the opinion is not valid after July 15, 2010.

Exhibit 23.1, Consent of Independent Auditor

51.   We note that the consent issued by Sam Kan & Company refers to their consent to
      the incorporation by reference in the financial statements of their report dated June
      24, 2010. We further note that the financial statements are included in this
      registration statement. Therefore, please amend your consent to reflect that the
      Report of Independent Registered Public Accounting Firm is included in this
      registration statement.

Exhibit 99b, Escrow Agreement

52. With a view to disclosure, please advise how you concluded that the escrow
agreement complies with the requirements of Rule 419(b)(1), given that no insured
depositary institution is a party to the agreement. In particular, please address why
you believe that the escrow account will be "maintained" by an insured depository
institution, and how "the deposit account records of the insured depository
institution [will] provide that funds in the escrow are held for the benefit of the
purchasers named and identified in accordance with section 330.1 of the regulations
of the Federal Deposit Insurance Corporation [12 CFR 330.1]…."

53. The first recital states that "up to $300,000" may be deposited into the escrow
account. Please explain why the escrow agreement provides for the deposit of up to
$300,000, given that the maximum amount of proceeds to the company and the
selling shareholder contemplated by the registration statement is $250,000.

***

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
declare the filing effective, it does not foreclose the Commission from taking any
action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
in declaring the filing effective, does not relieve the company from its full
responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
as a defense in any proceeding initiated by the Commission or any person under
the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the

above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jaime John at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements or related matters. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (702) 382-1759
        Harold Gewerter, Esq.